Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of incorporation
ABit Hong Kong Limited (formerly known as Woodland Corporation Limited)	Hong Kong SAR, People’s Republic of China

ABit USA, Inc.	Delaware, United States of America

Beijing Bitmatrix Technology Co. Ltd.	People’s Republic of China